                                           Filed by: Healtheon/WebMD Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933


                                       Subject Company: OnHealth Network Company
                                                  Commission File No.: 000-22212


THIS COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF HEALTHEON/WEBMD CORPORATION AND ONHEALTH NETWORK COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE TRANSACTION DESCRIBED BELOW PRIOR TO THE VOTE OF THE SHAREHOLDERS OF ONHEALTH NETWORK COMPANY AND THE ISSUANCE OF THE COMMON STOCK OF HEALTHEON/WEBMD CORPORATION IN THE MERGER.

                                                                         [PHOTO]



                                                     [PHOTO]             [PHOTO]

 Connecting the
Global Healthcare
   Marketplace


                                                     [PHOTO]             [PHOTO]

[Healtheon(TM)/WebMD(SM) LOGO]

SEC LEGEND

This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended. Investors are urged to read the various filings of Healtheon/WebMD Corporation, OnHealth Network Company, Medical Manager Corporation and CareInsite, Inc. that have been filed with the Securities and Exchange Commission including the proxy statement/registration statements that are required to be filed with respect to the transactions described in the following presentation prior to the vote of the shareholders of the respective companies and the issuance of the common stock of Healtheon/WebMD Corporation in the mergers.

WHAT ARE WE TRYING TO ACCOMPLISH?

          [Photo]                                            [Photo]
         600K PHYSICIANS                                     CONSUMERS

Direct         PMS Distribution
78K            65K        Medic         [Screen Shot]       WebMD/OnHealth
               118K         IDX         www.webmd.com       7MM Unique Visitors
               75K     InfoCure        [This graphic is
               815K   Med. Mgr.        connected to the
               ----                  photos with lines]
               443K


                                    [Photo]
                                   PAYERS, LABS, PHARMACIES, HOSPITALS

                                   - MedE America
                                   - Kinetra
                                   - Envoy

4TH QUARTER HIGHLIGHTS

-        Complete Healtheon, WebMD, MedE AMERICA, Medcast merger (November 12th)

-        Create a completely new combined consumer and physician portal
         (November 15th)

-        Transition revenue mix of company from:
            Transactions                      Transactions
            Development             to        Advertising/E-Commerce
            IT Outsourcing                    Subscriptions
                                              Products & Services

REVENUE BREAKOUT-TREND


                                        3Q 99                      4Q 99
   ---------------------------------------------------------------------
   Transactions                          52%                        55%
   Advertising/E-Commerce                 7%                        18%
   Subscriptions                          4%                        10%
   Products & Services                   37%                        17%
   --------------------------------------------------------------------
   Total                                100%                       100%

2000 GOALS

         -        Integrate the merged assets

         - Continue to create partnerships to monetize and enhance network

         -        Grow transactions

         -        Become the on-line source for health information

         -        Leverage distribution channels to aggregate users

         -        Increase brand awareness

OUR STRATEGY


[ARROW] PARTNERSHIPS

WORLD-CLASS PARTNERSHIPS

 [Quintiles       [IDX(TM)       [Medtronic     [medibuy.com       [CVS                  [Humana
Transnational       Logo]          Logo]           Logo]           Logo]                  Logo]
    Logo]

  [Tricare        [Coventry         [SB         [Du Pont(R)         [CNN                  [Covad
    Logo]        Health Care     SmithKline        Logo]           Logo]                  Logo]
                    Logo]         Beecham
                                   Logo]

    [Dell          [Tenet             [Healtheon(TM)/               [HNC                 [excite
    Logo]           Logo]                WebMD(SM)                Software                Logo]
                                           Logo]                   Logo]

   [Lycos          Intel(R)                                      [American         [UnitedHealthcare(R)
    Logo]           Logo]                                        College of               Logo]
                                                                 Cardiology
                                                                   Logo]

[Merck-Medco    [Beech Street   [MedQuist(R)     [Microsoft     [Healthsouth         [Reader's Digest
Managed Care,    Corporation       Logo]           Logo]           Logo]                  Logo]
   L.L.C.           Logo]
    Logo]

 [Soft Bank         [EDS           [Lilly          [News          [Yahoo!                [Brown &
    Logo]           Logo]          Logo]        Corporation        Logo]                  Toland
                                                   Logo]                              Medical Group
                                                                                          Logo]

HOW WE MONETIZE THE NETWORK - TOTAL $800 + MILLION

           [Photo]                 [Screen Shot]                 [Photo]
          Physicians               www.webmd.com                Consumers


                                     [Photo]
                                  Institutions
                                [Downward Arrows]

Transactions         Advertising/E-Commerce                  Subscriptions           Products & Services
                     Total = $400      MM                   Total = $250 MM            Total = $160 MM

-  Kinetra           -  Microsoft      $75              -  DuPont          $130    -  NewCorp           60
-  Envoy             -  Eli Lilly      $60              -  Microsoft       $125    -  Quintiles        100
-  CVS               -  Medtronic      $50
-  Medic             -  Your Health    $50
-  IDX               -  Medibuy        $46
-  Infocure          -  DuPont         $40
                     -  Kiva           $35
                     -  HealthStream   $30
                     -  Mead Johnson   $13
                     -  CVS            n/a

OUR STRATEGY








                            [Arrow]     CONNECTIVITY

CONNECTING AND ENABLING THE END-TO-END VALUE CHAIN


Provider Portal                                                Payors
 [Screen Shot]                                   Data
                                               Gateway


                                    Applications
                                   [arrow connects this        Labs
                                      to graphic of
                    e-Commerce      computer terminals]
                   Transactions
                  [bi-directional    [graphic:
Consumer Portal   arrow connects      computer terminals]      Pharmacies
 [Screen Shot]    these words to
                   items in the      [lines connect this
                     left hand       graphic to the items
                      column]      in the right hand column]
                                                               IDNs/
                                             Secure,           Hospitals
                                           Integrated
                                           Transaction
                                            Platform
www.webmd.com


                                                        Content

OUR STRATEGY




                 [Arrow]                   CONTENT

SIGNIFICANT CONTENT RESOURCES


 [WebMD Logo]                -  Unique, Industry-leading news
                                center:

 [PHOTO]                        - 100+ editorial staff members,
                                  including over 30 MD's

                                - Syndicated content

                                - Scalable outside the US

                             -  Authoritative references and texts

                             -  Research databases

                             -  Directories

                             -  Relationships with most
                                authoritative names in medicine

OUR STRATEGY








                              [Arrow] DISTRIBUTION

BROAD AND DEEP DISTRIBUTION
UTILIZING MULTIPLE CHANNELS

     [Healtheon(TM)/WebMD(TM), Careinsite, The Medical Manager(R) Logos]

                                    Direct                                Direct Physician Sales
                                    Sales                                 ----------------------
                                                                          - 2,500 sales reps, VA
                                                                            RS and support staff
                                                                          - 190 offices
                                                                          - 185,000 physicians


 Partners                           Target                                 On-line
 Physician                          customers                              Consumer
Distribution                                                             Distribution
------------------- [arrows connect these words to the other items]     ----------------
Earnings per share                                                      - 7 million consumers
 of common stock                                                        - 30 billion impressions:
- IDX - 118,000
- Medic - 65,000
- InfoCure - 75,000


                   Channel                                  On-line
                   Partners                                 Channels
                   --------                                 --------
                   InfoCure(TM)                             Yahoo
                   medic computer systems                   Lycos
                   IDX(TM)                                  Excite
                   Logos                                    MSN(TM)
                                                            Microsoft(R)
                                                            CBS Sportsline
                                                            MSN NBC Logos



OUR STRATEGY
























[Arrow]       BRAND

BUILDING LEADING E-HEALTH BRAND THROUGH UBIQUITY


Global Portal
[WebMD(SM).com Logo]



Network Television
[News Corporation Logo]



Cable Television
[CNN Logo]




Print
[Reader's Digest Logo]




Health Cable Channel
[WebMD(SM) Television Logo]



Instore
[CVS/pharmacy Logo]
[The Sports Authority Logo]




On-line
[Yahoo! Logo]  [Lycos Logo]  [Excite Logo]
[MSN(TM) Microsoft Logo]  [CBS Sportsline Logo]  [MSN NBC Logo]




[dotted lines connect these
items to each other and to
the WebMD Logo]

HEALTHEON/WEBMD: UNIQUE VALUE PROPOSITION

         -  Enormous market opportunity
         -  Leading partnerships
         -  Superior technology and connectivity
         -  Comprehensive content
         -  Extensive and exclusive distribution
         -  Rapidly increasing brand awareness
         -  Diversified, recurring revenue model

                                             [photo]


            Connecting the
          Global Healthcare           [photo]       [photo]
             Marketplace


                                      [photo]       [photo]

[Healtheon (TM)/
WebMD (SM) logo]

PAYORS


-        900 Payor relationships for claims (Envoy)
-        40+ Payors for real-time eligibility/referrals
-        Member/Provider (Humana & Coventry)


                                                                       [Graphic]

LABS

-        Contracts with ALL major national labs
-        SmithKline Beecham/Quest on Internet
-        Lab Corp beta live
-        UroCor beta live


                                                                       [Graphic]

PHARMACIES

-        >46,000 pharmacies
-        CVS - 50 MM transactions
-        Merck Medco Rx App accepted


                                                                       [Graphic]

IDNs/HOSPITALS

-        >4,000 hospitals submitting claims (Envoy)
-        200 IDN's providing clinical transactions (Kinetra)


                                                                       [Graphic]